

Ms. Alice J. Stein, Esq.
Morgan Stanley Frontier
 Emerging Markets Fund, Inc.
522 Fifth Avenue
New York, New York 10036

Re: Morgan Stanley Frontier Emerging Markets Fund, Inc.
   File Numbers 811-22202 & 333-150859
   (the "Fund")

Dear Ms. Stein:

On May 12, 2008, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date accompanied the filing. The filing was made to register the Fund's common stock. We will review the Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payments to the underwriter and dealers in connection with the sale of shares of the Fund as discussed under the caption "Underwriter" and whether FINRA has reviewed the marketing and structuring fee paid to Morgan Stanley & Co. Incorporated. Indicate also whether FINRA aggregated such payments for purposes of determining compliance with FINRA guidelines on compensation limits.

2.   We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 ("1940 Act").

Prospectus Cover

3.   The discussion appearing in the second through the fifth sentences in the large italicized paragraph is confusing and should be revised. The disclosure on the one hand notes that a frontier emerging market country is an emerging market country even though not included in the MSCI Emerging Markets Index, and notes on the other hand that a frontier emerging market country need not be included in an index of frontier countries,

like the MSCI Frontier Markets Index, to be considered a frontier emerging market.

4.   The third column in the pricing table sets forth the estimated offering expenses of the offering. In this connection, revise the table consistent with the Item 1 requirements (*See* Instruction 6 to Item 1, Form N-2).

Prospectus

5.   The following underlined terms appear in the second paragraph of the discussion captioned "Prospectus Summary – Investment Objective and Policies." With respect to the first term, list the Fund's principal equity investments and disclose in an appropriate location the heightened risk associated with the second term: "The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets in equity securities of companies operating in frontier emerging market countries." (Emphasis added.)

6.   Disclosure later in the same paragraph discusses the Fund's three pronged test for determining countries deemed to be frontier emerging market countries. Issuers satisfy the definition if they meet any one of three prongs. Please explain to the staff how the first and third prongs of the test necessarily tie an issuer economically to an emerging market country.

7.   Other disclosure in the summary states the Fund will invest in strategic transactions, including structured notes, and that it will concentrate its investments in the banking industry. As to these and similar investments by the Fund indicate whether they are or may be materially affected by the volatility in or stemming from, the turmoil in the sub-prime mortgage and credit markets, and if so, add appropriate risk disclosure.

8.   Revise the term "banking industry," which appears in the third paragraph of this discussion, so as to refer to the "foreign banking industry," or explain why that change would not be appropriate.

9.   Revise and clarify the first sentence of the fifth paragraph. In that connection, make the indicated change to the following clause from that sentence: ". . . for purposes other than maintaining exposure of at least 80% of the Fund's net assets to equity securities of companies operating in frontier emerging market countries, ~~and~~ other types of investments . . ."

10.   Change the introductory clause following the sub-caption "Prospectus Summary - The Fund's Investments" consistent with the following: "The Fund's investments ~~may~~ will include . . ."

11.   Disclosure sub-captioned "Prospectus Summary - The Fund's Investments - Other Investment Companies" indicates that the Fund may invest in other open- and closed-end investment companies, including exchange traded funds. Clarify whether these investments may include hedge funds.

12.   Disclosure in the first paragraph of the discussion sub-captioned "Strategic Transaction," mentions that: "To the extent that the Strategic Transactions used by the Fund are linked to the performance of equity securities of companies operating in frontier emerging market countries, they will be counted toward the 80% policy described under "—Investment Objective and Policies." Add disclosure here or below regarding how closely the strategic transactions need to be linked to the performance of the equity securities of a company in a frontier emerging market country. For example, must the performance measurements or parameters be exact? What performance measures are used? Which entities write the strategic transaction in which the Fund invests? Are the strategic transactions customized contracts or regularly traded.

13.   Disclosure sub-captioned "Principal Risks of the Fund – Concentration Risk" states that: ". . . the Fund, at all times, will be required to invest 25% or more of its total assets in the securities of issuers in the banking industry," but goes on to state that: "Because the Fund's investments may be concentrated in the banking industry . . ." (Emphasis added.) Similar disclosure appears in other places in the filing. Conform this disclosure with the Fund's fundamental policy to concentrates its investments in the banking industry.

14.   The sub-caption "Convertible Securities Risks" discusses the Fund's investments in convertible securities. The fourth paragraph references such investments that are exchangeable or synthetic. If the discussion in earlier paragraphs applies to these securities as well, revise the discussion to make that clear. If not, and if these investments are material, revise the discussion regarding exchangeable and synthetic convertible securities so as to provide a fuller discussion of applicable strategies and risks.

15.   Revise the discussion sub-captioned ""Principal Risks of the Fund – Risks of Investing in Other Investment Companies" so as to indicate that closed-end funds typically trade at a discount.

16.   With respect to the next sub-caption, "Exchange-Traded Funds," if no equity frontier emerging market ETFs currently exists disclose that fact. Otherwise, provide information to the staff regarding the number of such funds.

17.   The sub-caption "Risks of Engaging in Strategic Transactions" discusses, among other things, P-notes and CFDs. Please clarify that P-notes are participation interest notes. Revise the discussion by adding disclosure delineating the issuers and structure of such notes, their liquidity and marketability, any standards for the creditworthiness of the issuers of these notes, the manner in which they are "linked" to an instrument or market, whether they are pooled instruments and any other material aspects of their structure or related risks. To the extent this disclosure describes the features of P-notes and CFDs, that disclosure should appear earlier under the Fund's discussion of strategy. Further, with respect to CFDs, does the Fund only purchase a CFD with a right to receive payment or may the Fund enter into a CFD with a potential obligation to pay?

18.   Similarly, with respect to the discussion in the next sentence, clarify, if accurate, that CFD's trade over the counter and not on any exchange.

19.   Revise the discussion sub-captioned "Repurchase Agreements Risk" to reflect any applicable percentage limit regarding the Fund's investments in such instruments.

20.   Add the substance of the disclosure sub-captioned "Non-Diversification" to the prospectus cover page.

21.   The summary contains a discussion sub-captioned "Risks of Lending Portfolio Securities." The strategy of engaging in these transactions should be discussed in the summary, consistent with the way you have formatted discussion of this topic in the main body of the prospectus. That discussion should specifically mention any applicable percentage limit regarding these transactions.

22.   Revise the fee table as follows: i) move the paragraph which follows the Annual Expenses segment of the table so as to precede the table or follow the example (*See* General Instruction 1 to Item 3, Form N-2), and ii) explain to the staff whether the statement in footnote 3 indicating that the estimate of acquired fund fees and expenses covers the first fiscal year also covers the first twelve months of operations. In addition, with respect to the statement in footnote 1 to the effect that the adviser has agreed to pay all organizational expenses, confirm that there will be no subsequent reimbursement by the Fund.

23.   Disclosure captioned "The Fund's Investments – Investment Objective and Policies" states: "The Fund initially intends to invest less than 25% of its net assets in a single country; however, the Fund's organizational documents provide no limit on the percentage of the Fund's net assets that may be invested in a single country." Disclose the risks of investing without limit in any emerging market country. What disclosure will the Fund make in the event it invests more than 25% in one country?

24.   Later disclosure under the sub-caption "Strategic Transactions" discloses that: "The Fund may also invest in futures and forward contracts." Disclose the type of securities that underlie these instruments. The second paragraph under this sub-caption states that: "The Fund will comply with applicable regulatory requirements when implementing these strategies, techniques and instruments." Add a brief statement regarding the most salient requirements of such regulations.

25.   Disclosure sub-captioned "Participation Notes" indicates that: "P-notes are issued by banks or broker-dealers that are designed to replicate the performance of foreign companies or foreign securities markets and can be used by the Fund as an alternative means to access the securities market of a frontier emerging market country." (Emphasis added.) Unless already discussed, disclose the features of P-Notes enabling these instruments to replicate individual companies or entire markets.

26. The next sub-caption discusses "Contracts for Difference." Explain how these instruments are valued on the books of the Fund.

27. With respect to disclosure sub-captioned "Limited Partnerships," briefly describe any limitations regarding such investments, e.g., may the Fund acquire any type or amount of such instruments, or might the Fund include interest in companies engaged in exploration for oil, gas or other commodities.

28. With respect to the later disclosure regarding the lending of portfolio securities, advise the staff whether there is much of a demand to borrow frontier emerging market equity securities.

29. Disclosure captioned "Principal Risks of the Fund – Exchange-Traded Funds" discusses the risks related to these instruments. Add disclosure at an appropriate location indicating whether the Fund acquires ETFs on the exchange or by acquiring creation units.

30. Fundamental Investment Restrictions 4 (borrowing) and 6 (senior securities) indicate that the Fund may engage in these activities to the extent permitted by the rules. Explain what is permitted under these policies. For example, how much may the Fund borrow under the 1940 Act.

31. Revise the eighth paragraph under the discussion sub-captioned "Management of the Fund – Independent Directors and the Committees" so as to designate clearly the directors listed therein as either interested or independent as required by Item 18, Instruction 2, to Form N-2.

32. Later disclosure sub-captioned "Portfolio Managers" states that: "The Fund's assets are managed within the Emerging Markets Equity team. . . Certain other members of the team collaborate to manage the assets of the Fund, but are not primarily responsible for the day-to-day management of the Fund." (Emphasis added.) Explain whether the other persons who collaborate to manage the Fund are portfolio managers within your complex, and whether or not they are assigned to manage this Fund. If so, explain why their collaborative efforts are deemed insufficient to require that they be listed among the Fund's portfolio managers.

33. Reformat the first paragraph under the next sub-caption regarding other accounts managed by portfolio managers so as to present the information in tabular form.

34. The third paragraph of the discussion captioned "Net Asset Value" discusses, among other things, the circumstances which may lead the Fund to use fair value pricing. However, in light of the Fund's extensive investments in illiquid, junk, emerging, strategic and structured transactions, the disclosure does not convey adequately the true nature of the extent and importance of fair value pricing. Please revise this disclosure accordingly.

35. Disclosure captioned "Description of Shares – Preferred Shares" states: "The Fund does not currently anticipate issuing any preferred shares." Confirm that this statement covers the first twelve months following the commencement operations, including the period covered by the fee table.

Part C

36. Confirm that the signature of the officer signing on behalf of the Fund reflects the signature of that officer as opposed to the execution of the document on behalf of the Fund pursuant to a power of attorney. If added pursuant to a power, provide the board resolution required by the rule. See Rule 483(b) under the Securities Act.

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We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendment.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Thursday, June 12, 2008